Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lufax Holding Ltd, you should at once hand this circular and the accompanying Election Form to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

SCRIP DIVIDEND SCHEME

IN RELATION TO SPECIAL DIVIDEND

June 12, 2024

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2014 Share Incentive Plan”	the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023

“2019 Performance Share Unit Plan”	the 2019 performance share unit plan of Company, adopted in September 2019 and as most recently amended and restated on April 12, 2023

“ADS(s)”	American Depositary Shares, every one (1) ADS representing two (2) Shares

“Annual General Meeting”	the annual general meeting of the Company held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on May 30, 2024 at 10:00 a.m. (Hong Kong time)

“Board”	the board of Directors

“CCASS”	The Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (stock ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)

DEFINITIONS

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司 ) (“Ping An Insurance”), An Ke Technology Company Limited (安科技術有限公司) (“An Ke Technology”), China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司) (“Ping An Overseas Holdings”) and Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司) (“Ping An Financial Technology”). Based on the information available to the Company, An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. As of the Latest Practicable Date, An Ke Technology and Ping An Overseas Holdings beneficially owned approximately 24.85% and 16.56% of the total issued Shares, respectively. Ping An Insurance is deemed to be interested in the Shares held by An Ke Technology and Ping An Overseas Holdings, altogether holding approximately 41.40% of the total issued Shares

“Deposit Agreement”	Deposit Agreement, dated as of November 3, 2020, by and among the Company, the Depositary, and the Holders and Beneficial Owners of ADSs issued thereunder, as amended

“Depositary”	Citibank, N.A., as depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

“Election Form”	the form of election in relation to the Scrip Dividend Scheme

“HK Record Date”	close of business on Tuesday, June 4, 2024, Hong Kong time, being the time for determining entitlements of the holders of Shares to the Special Dividend

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Latest Practicable Date”	June 10, 2024, being the latest practicable date for ascertaining certain information in this circular before its publication

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended and supplemented from time to time

“NYSE”	the New York Stock Exchange

“Overseas Shareholders”	the holder(s) of Shares having their registered address(es) outside Hong Kong

“Ping An Convertible Promissory Notes”	the convertible promissory notes in an aggregate principal amount of US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022

“PRC”	the People’s Republic of China, except where the context requires otherwise, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Scrip Dividend Scheme”	the scrip dividend scheme proposed by the Board on Thursday, March 21, 2024 which offers holders of Shares and holders of ADSs a scrip dividend alternative whereby eligible holders of Shares are to be given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs are to be given an option to elect to receive the Special Dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the Depositary, and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new Shares or ADSs)

DEFINITIONS

“Shares(s)”	the ordinary shares of US$0.00001 each in the share capital of the Company

“Share Premium Account”	the share premium account of the Company, the amount standing to the credit of which was approximately RMB32 billion as at December 31, 2023 based on the audited consolidated financial statement of the Company as at that date

“Shareholder(s)”	holder(s) of the Share(s)

“Special Dividend”	the declaration and distribution of the special dividend out of the Share Premium Account under the reserves of the Company in the amount of US$1.21 per Share or US$2.42 per ADS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Substantial Shareholder”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Tun Kung Company Limited, and based on the information available to the Company, directly holding and deriving interest from ADSs an aggregate of approximately 26.87% of the total issued Shares

“Takeovers Code”	the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong, as amended from time to time

“United States” or “US”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US Record Date”	close of business on Tuesday, June 4, 2024, New York time, being the time for determining entitlements of the holders of ADSs to the Special Dividend

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

Executive Directors:

Mr.  Yong Suk CHO (趙容奭)

(Chairman and Chief Executive Officer)

Mr.  Gregory Dean GIBB (計葵生)

(Co-Chief Executive Officer)

Non-Executive Directors:

Mr.  Yonglin XIE (謝永林)

Ms.  Xin FU (付欣)

Mr.  Yuqiang HUANG (黃玉強)

Independent Non-executive Directors:

Mr.  Rusheng YANG (楊如生)

Mr.  Weidong LI (李偉東)

Mr.  Xudong ZHANG (張旭東)

Mr.  David Xianglin LI (李祥林)

Registered Office:

Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Head Office and Principal Place of Business in PRC:

Building No. 6, Lane 2777

Jinxiu East Road

Pudong New District

Shanghai, PRC

Principal Place of Business in Hong Kong:

5/F, Manulife Place

348 Kwun Tong Road, Kowloon

Hong Kong

June 12, 2024

To the Shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME

IN RELATION TO SPECIAL DIVIDEND

INTRODUCTION

On March 21, 2024, the Company announced that the Board had resolved to recommend the declaration and distribution of the Special Dividend out of the Share Premium Account with the Scrip Dividend Scheme. The Special Dividend was approved at the Annual General Meeting and is payable to holders of Shares and ADSs of record at the HK Record Date and US Record Date, respectively.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the procedures which apply in relation to the Scrip Dividend Scheme and the action which should be taken by the Shareholders in relation thereto.

PARTICULARS OF THE SCRIP DIVIDEND SCHEME

For holders of Shares

Under the Scrip Dividend Scheme, holders of Shares registered as of the HK Record Date have the following choices in respect of the Special Dividend:

(a)	cash of US$1.21 per Share; or

(b)

an allotment of such number of new Shares equal to, save for adjustment for fractions, (x) the amount of the Special Dividend which holders of Shares would otherwise be entitled to receive in cash, divided by (y) the Reference Price per Share (as defined below).

For the avoidance of doubt, holders of Shares cannot choose to receive the Special Dividend partly in cash and partly in the form of new Shares, except for Hong Kong Securities Clearing Company Nominees Limited which may elect to receive their entitlement partly in cash and partly in the form of new Shares.

Holders of Shares who do not timely elect to receive the Special Dividend in new Shares will receive the Special Dividend in cash.

For holders of ADSs

Under the Scrip Dividend Scheme, holders of ADSs registered as of the US Record Date have the following choices in respect of the Special Dividend:

(a)	cash of US$2.42 per ADS; or

(b)

an issuance of such number of new ADSs equal to, save for adjustment for fractions, (x) the amount of the Special Dividend which holders of ADSs would otherwise be entitled to receive in cash, divided by (y) the Reference Price per ADS (as defined below).

For the avoidance of doubt, holders of ADSs cannot choose to receive the Special Dividend partly in cash and partly in the form of new ADSs, except for the Depositary and other intermediaries such as brokers that are aggregating the elections of more than one holder which may elect to receive their entitlement partly in cash and partly in the form of new ADSs.

LETTER FROM THE BOARD

Holders of ADSs who wish to elect to receive the Special Dividend in the form of new ADSs must act through the Depositary. Holders of ADSs who do not timely elect to receive the Special Dividend in new ADSs will receive the Special Dividend in cash.

BASIS OF ALLOTMENT OF SCRIP DIVIDEND

For holders of Shares

For the purpose of calculating the number of new Shares to be allotted pursuant to the Scrip Dividend Scheme, the market value of a new Share, which is calculated as equivalent to one-half of the average closing price of one ADS as quoted on the NYSE for the five consecutive trading days commencing from the first day the ADSs traded ex dividend on the NYSE, being Tuesday, June 4, 2024 to Monday, June 10, 2024 (each day inclusive, New York time), is US$1.127 per Share (the “Reference Price per Share”). Accordingly, the number of new Shares which an eligible holder of Shares is entitled to receive in respect of the Special Dividend is calculated as follows:

Number of new Shares to be received	=	Number of Shares held on the HK Record Date	×	US$1.21 (Special Dividend per Share) US$1.127 (Reference Price per Share)

The number of new Shares to be issued to the eligible holders of Shares will be rounded down to the nearest whole number. The new Shares will, on issue, rank pari passu in all respects with the Shares in issue on the date of the allotment and issue of the new Shares except that they shall not be entitled to the Special Dividend. Fractional entitlements to the new Shares will be paid in cash to the relevant holders of Shares.

For holders of ADSs

For the purpose of calculating the number of new ADSs to be issued pursuant to the Scrip Dividend Scheme, the market value of a new ADS, which is calculated as equivalent to the average closing price of one ADS as quoted on the NYSE for the five consecutive trading days commencing from the first day the ADSs traded ex dividend on the NYSE, being Tuesday, June 4, 2024 to Monday, June 10, 2024 (each day inclusive, New York time), is US$2.254 per ADS (the “Reference Price per ADS”). Accordingly, the number of new ADSs which an eligible holder of ADSs is entitled to receive in respect of the Special Dividend is calculated as follows:

Number of new ADSs to be received	=	Number of ADSs held on the US Record Date	×	US$2.42 (Special Dividend per ADS) US$2.254 (Reference Price per ADS)

The number of new ADSs to be issued to the eligible holders of ADSs will be rounded down to the nearest whole number. Fractional entitlements to the new ADSs will be paid in cash to the relevant holders of ADSs. The new ADSs will, when issued, be fungible with the ADSs already outstanding on the date of the issuance of the new ADSs. Since the new ADSs will be issued after the US Record Date, no Special Dividend will be paid on the new ADSs. The Special Dividend to be distributed to the holders of ADSs through the Depositary will be subject to the terms of the Deposit Agreement, including payment or deduction of the applicable fees of the Depositary, and applicable expenses and taxes.

LETTER FROM THE BOARD

Basis of calculation of market value of scrip dividend

The Company is committed to ensuring consistent and equitable treatment for both our holders of Shares and ADSs. This imperative extends not only to the Special Dividend per Share/ADS in cash, but also to a consistent scrip entitlement ratio. Given the observed price differences between the Company’s Shares and ADSs, adopting different reference prices for holders of Shares and ADSs could result in divergent scrip entitlement ratios and potential unequal treatment between holders of Shares and ADSs.

As the trading liquidity of the ADSs is substantially higher than that of the Shares and the majority of our investors base, excluding the Substantial Shareholder and the Controlling Shareholders, holds our Shares solely in the form of the ADSs, the Company believes the ADS price provides a more current and fairer representation of the Company’s market value. Consequently, both the Reference Price per Share and the Reference Price per ADS have been set based on the average closing price of the ADSs and will be respectively applied to calculate the number of new Shares or ADSs which an eligible holder of Shares or ADSs is entitled to receive in respect of the Special Dividend.

EFFECT OF THE SCRIP DIVIDEND SCHEME

Based on the above, for illustration purpose only, if all holders of Shares and holders of ADSs elect to receive the Special Dividend in new Shares and ADSs (as the case may be), a total of approximately 1,231,559,884 new Shares (including Shares and Shares underlying ADSs) would be issued. Whereas, if all holders of Shares and holders of ADSs elect to receive the Special Dividend in cash, a total cash dividend of approximately US$1,387,967,989 would be payable by the Company.

The new Shares and ADSs will be issued by way of capitalization of the Share Premium Account and are not renounceable.

ADJUSTMENTS TO OPTIONS, PERFORMANCE SHARE UNITS AND THE PING AN CONVERTIBLE PROMISSORY NOTES

In accordance with the terms and conditions of the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan, the numbers and prices of options under the 2014 Share Incentive Plan and the numbers and prices of performance share units under the 2019 Performance Share Unit Plan may be subject to adjustment upon, among other things, alteration in the capital structure of the Company by way of capitalization issue. As such, the payment of the Special Dividend and the issue of new Shares and ADSs under the Scrip Dividend Scheme may result in such adjustment(s). The Board may make such corresponding adjustment(s) with respect to the numbers and prices of options, performance share units and/or Shares, to ensure that (i) any such adjustment(s) should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustment(s), and (ii) no such adjustment(s) shall be made which would result in a Share being issued at less than its nominal value.

LETTER FROM THE BOARD

In accordance with the terms and conditions of the Ping An Convertible Promissory Notes, the conversion price of the Ping An Convertible Promissory Notes (the “Conversion Price”) is subject to anti-dilution adjustments including, among others, any payment of capital distribution. If and when the Company pays or makes any capital distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such capital distribution by the following fraction:

A - B

A

Where: A represents the average closing price of one ADS as quoted on the NYSE for the five consecutive trading days ending and including the second trading day preceding the date on which the capital distribution is announced by the Company; B represents the amount of capital distribution per ADS.

This adjustment shall become effective on the date that the capital distribution is actually made. Based on the terms and conditions of the Ping An Convertible Promissory Notes, as a result of the Special Dividend, the Conversion Price will be adjusted from US$12.76 per Share as at the date of this circular to US$2.32 per Share upon settlement of the Special Dividend, and thus, upon full conversion, the Ping An Convertible Promissory Notes can be converted into a maximum number of 421,077,586 Shares (the “Conversion Shares”). The Company considers that the adjustment formula is in line with market practice for anti-dilution provisions in convertible securities. Since the conversion period of the Ping An Convertible Promissory Notes will only commence on April 30, 2026, the following potential impact and calculation are for illustration purposes only. Assuming there will be no change in the issued share capital of the Company, (i) if all holders of Shares and holders of ADSs elect to receive the Special Dividend in cash, the Conversion Shares will represent approximately 36.7% of the total issued Shares immediately upon payment of the Special Dividend; and (ii) if all holders of Shares and holders of ADSs elect to receive the Special Dividend in the form of new Shares or ADSs, the Conversion Shares will represent approximately 17.7% of the enlarged total issued Shares immediately upon completion of allotment and issue of new Shares (including Shares underlying the ADSs) in respect of the Scrip Dividend Scheme. For the avoidance of doubt, notwithstanding the conversion rights attaching to the Ping An Convertible Promissory Notes, as provided by the terms and conditions of the Ping An Convertible Promissory Notes, the Company shall not issue any Shares if, upon such issue, (i) it will result in the Company not being able to comply with any rules of stock exchanges where the Company is listed or any regulatory body having jurisdiction over the Company, including but not limited to maintaining the minimum public float requirement under the Listing Rules; or (ii) the mandatory general offer requirement under any rules of stock exchanges where the Company is listed or any regulatory body having jurisdiction over the Company will be triggered, for instance, the Takeovers Code.

If the completion of the Scrip Dividend Scheme results in such adjustment(s) in accordance with the relevant terms and conditions, further announcement(s) will be made by the Company in this regard.

LETTER FROM THE BOARD

DISCLOSURE OF INTEREST AND TAKEOVERS CODE IMPLICATIONS

Holders of Shares should note that the new Shares to be issued under the Scrip Dividend Scheme may give rise to disclosure requirements under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Depending on the increase in its level of shareholding interest(s), as a result of the election to receive the Special Dividend by way of scrip dividend, one or more holder(s) of Shares or holder(s) of ADSs (together with parties acting in concert with it) may result in an increase in the shareholding of more than 2% of the enlarged issued share capital of the Company and such holder(s) of Shares or holder(s) of ADSs (as the case may be) could thereby become obligated to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code. If all holders of Shares and holders of ADSs take up the proposed scrip dividend alternative entitlement in full, the percentage shareholding of all holders of Shares and holders of ADSs will not change. Therefore, no such mandatory general offer will be triggered.

As at the Latest Practicable Date, based on the information available to the Company, the Controlling Shareholders altogether controlled 474,905,000 Shares, representing approximately 41.40% of the total issued Shares; and the Substantial Shareholder was interested in 308,198,174 Shares, representing approximately 26.87% of the total issued Shares. Assuming only the Controlling Shareholders or only the Substantial Shareholder (as the case may be) elect for all scrip dividend, while all other holders of Shares and holders of ADS elect for all cash dividend, the Controlling Shareholders or the Substantial Shareholder might trigger a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

There is no assurance a mandatory general offer under Rule 26.1 of the Takeovers Code will be triggered.

Holders of Shares, holders of ADSs and potential investors of the Company should exercise caution when dealing in the securities of the Company. Holders of Shares and holders of ADSs who are in any doubt as to how these provisions may affect them as a result of the issue of the new Shares/ADSs are recommended to seek their own professional advice. Holders of Shares and holders of ADSs who are in any doubt as to their taxation position are also recommended to seek their own professional advice.

LETTER FROM THE BOARD

ADVANTAGE OF THE SCRIP DIVIDEND SCHEME

By offering the Scrip Dividend Scheme, investors are provided with a viable path to increase their shareholding in the Company without incurring additional dealing-related costs. The Scrip Dividend Scheme will also benefit the Company to the extent that such cash which would otherwise have been paid to holders of Shares and holders of ADSs who elect to receive in the form of new Shares/ADSs will be retained for use as working capital by the Company.

In addition, the Scrip Dividend Scheme is offered solely as an alternative to the default cash dividend option and both options are made available to all holders of Shares and holders of ADSs for additional flexibility. Holders of Shares and holders of ADSs may exercise their own discretion in choosing their preferred form based on their individual circumstances.

ELECTION FORM

For holders of Shares

An Election Form is enclosed with this circular for use by the eligible holders of Shares who wish to receive the Special Dividend wholly in the form of new Shares. You are reminded that holders of Shares cannot choose to receive the Special Dividend partly in cash and partly in the form of new Shares, except for Hong Kong Securities Clearing Company Nominees Limited which may elect to receive their entitlement partly in cash and partly in the form of new Shares. Please read carefully the instructions below and the instructions printed on the Election Form.

If you wish to receive your Special Dividend in cash, you DO NOT need to take any action and DO NOT need to return the Election Form. Holders of Shares who do not make an election to receive their Special Dividend wholly in the form of new Shares will receive their Special Dividend in cash only.

If you wish to receive your Special Dividend in the form of new Shares, please just SIGN, DATE and RETURN the Election Form.

The enclosed Election Form should be completed in accordance with the instructions printed thereon and you should return the same to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, by 4:30 p.m. on Tuesday, July 2, 2024. The deadline for submission of Election Forms will be adjusted if there is a tropical cyclone warning signal no. 8 or above, or a “black” rainstorm warning:

(a)

in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on Tuesday, July 2, 2024. Instead the deadline for submission of Election Forms will be 5:00 p.m. on the same business day; or

LETTER FROM THE BOARD

(b)

in force in Hong Kong at any local time between 12:00 noon and 4:30 p.m. on Tuesday, July 2, 2024. Instead the deadline for submission of Election Forms will be rescheduled to 4:30 p.m. on the next business day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:30 p.m.

Failure to complete and return the Election Form in accordance with the instructions printed thereon will result in the relevant eligible holders of Shares receiving the Special Dividend in cash. Election in respect of the Special Dividend cannot be in any way withdrawn, revoked, superseded, or altered after the relevant Election Form is signed and lodged with the Company’s share registrar in Hong Kong, Tricor Investor Services Limited. No acknowledgment of receipt of the Election Form will be issued.

For holders of Shares resident outside Hong Kong

If you are a resident outside Hong Kong, you should consult your professional advisers as to whether or not you are permitted to participate in the Scrip Dividend Scheme or whether any government or other consents are required or other formalities need to be observed. No holders of Shares receiving this circular and/or an Election Form in any territory outside Hong Kong may treat the same as an invitation to elect for new Shares unless in the relevant territory such invitation could lawfully be made to them without the Company having to comply with any registration or other legal requirements, governmental or regulatory procedures or any other similar formalities. Holders of Shares residing in a jurisdiction where it would be illegal for the Company to make such an invitation will be deemed to have received this circular for information only.

Based on the register of members of the Company as at the HK Record Date, there were two Overseas Shareholders having their respective addresses registered in two jurisdictions, namely the British Virgin Islands (“BVI”) and Thailand, who together held 248,213,328 Shares, representing approximately 21.64% of the number of issued Shares as at the HK Record Date. The aggregate amount of the Special Dividend to which these Overseas Shareholders are entitled is approximately US$300,338,126.88.

The Company has made enquiry in respect of the legal restrictions under the laws of the relevant jurisdictions and the requirements of the relevant regulatory bodies or stock exchanges in those jurisdictions for the Company to extend the Scrip Dividend Scheme to the Overseas Shareholders. The Board notes that there is either exemption or no registration requirement or no legal restriction under the applicable legislation of BVI and Thailand with respect to the issuance of new Shares to the Overseas Shareholders with registered addresses in these jurisdictions as at the HK Record Date under the Scrip Dividend Scheme. Accordingly, the Overseas Shareholders are eligible to elect to receive the Special Dividend wholly in the form of new Shares.

This circular and the Election Form do not constitute or form part of an offer or solicitation of any offer to buy securities of the Company, and the Election Form is non-transferable.

LETTER FROM THE BOARD

Notwithstanding the enquiries made by the Company, it is the responsibility of any Overseas Shareholder who wishes to receive new Shares in respect of the Special Dividend to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities. Persons who will receive the new Shares in lieu of cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

For holders of ADSs

Eligible holders of ADSs who wish to elect to receive the Special Dividend wholly in the form of new ADSs must act through the Depositary. The Depositary will distribute to holders of ADSs as of the US Record Date a Depositary Notice detailing the manner in which holders of ADSs may elect to receive the Special Dividend in the form of new ADSs.

LISTING AND DEALINGS

The Shares are listed and dealt in on the Stock Exchange. An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the new Shares to be allotted and issued pursuant to the Scrip Dividend Scheme. The ADSs are listed and traded on the NYSE. An application will be made to the NYSE for authorization with respect to listing of new ADSs to be issued pursuant to the Scrip Dividend Scheme.

The Company expects the cheque for the Special Dividend and share certificates to be sent to the holders of Shares on or around Tuesday, July 30, 2024 (Hong Kong time), and dealings of such Shares on the Stock Exchange are expected to commence at 9:00 a.m. on Wednesday, July 31, 2024 (Hong Kong time). The Depositary expects to distribute the Special Dividend in the form of cash or new ADSs to the holders of ADSs on or around Tuesday, August 6, 2024 (New York time), and such ADSs should be available for trading on the NYSE after such date. The Special Dividend to be distributed to the holders of ADSs through the Depositary will be subject to the terms of the Deposit Agreement, including payment or deduction of the applicable fees of the Depositary, and applicable expenses and taxes.

Subject to the granting of the listing of, and permission to deal in, the new Shares to be allotted and issued pursuant to the Scrip Dividend Scheme on the Stock Exchange, such new Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement through CCASS. Holders of Shares should seek the advice of their stockbrokers or other professional advisers for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

LETTER FROM THE BOARD

TIMETABLE

For holders of Shares

A timetable summarizing the events in relation to the Scrip Dividend Scheme is set out below:

Hong Kong Date/Time
Event	(except as specified otherwise)

Shares quoted ex-dividend on the Stock Exchange	Monday, June 3, 2024

Latest time for lodging transfers of the Shares in order to qualify for the Special Dividend	4:30 p.m. on Tuesday, June 4, 2024

Record date	Tuesday, June 4, 2024

Determination of market value of new Shares to be allotted pursuant to the Scrip Dividend Scheme	Tuesday, June 4, 2024 to Monday, June 10, 2024 (each day inclusive, New York time)

Latest time for return of the Election Form	4:30 p.m. on Tuesday, July 2, 2024

Expected despatch of cheques for cash dividend or definitive certificates for new Shares to be allotted pursuant to the Scrip Dividend Scheme by ordinary post at the risk of recipients	Tuesday, July 30, 2024

Expected first day of dealings in the new Shares to be allotted pursuant to the Scrip Dividend Scheme on the Stock Exchange	9:00 a.m. on Wednesday, July 31, 2024

LETTER FROM THE BOARD

For holders of ADSs

A timetable summarizing the events in relation to the Scrip Dividend Scheme is set out below:

Event	New York Date/Time

ADSs quoted ex-dividend on the NYSE	Tuesday, June 4, 2024

Record date	Tuesday, June 4, 2024

Determination of market value of new ADSs to be issued pursuant to the Scrip Dividend Scheme	Tuesday, June 4, 2024 to Monday, June 10, 2024 (each day inclusive)

Latest time for return of the Election Form	Wednesday, June 26, 2024

Payment date	Tuesday, August 6, 2024

Expected first day of trading of new ADSs under the Scrip Dividend Scheme on the NYSE	Wednesday, August 7, 2024

RECOMMENDATION AND ADVICE

Whether or not it is to your advantage to receive cash or the scrip dividend alternative depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the sole responsibility of each holder of Shares/ADSs. If you are in any doubt as to what to do, you should consult your professional advisers. Eligible holders of Shares/ADSs who are trustees are recommended to take professional advice as to whether the choice of the scrip dividend alternative is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By order of the Board Lufax Holding Ltd Yong Suk CHO Chairman of the Board and Chief Executive Officer